                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                      For the month of December 2003

                          Commission File Number [  ]


                        Viatel Holding (Bermuda) Limited
                (Translation of registrant's name into English)


                                 Inbucon House
                                   Wick Road
                             Egham, Surrey TW20 0HR
                                 United Kingdom
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]                Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes [ ]                No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

On December 29, 2003, Viatel Holding (Bermuda) Limited (the "Company") held its second Annual General Meeting ("AGM") in Hamilton, Bermuda. Prior to the AGM, the shareholders of the Company were sent a letter from the Chairman of the Company, a notice of the AGM, a form of proxy and the financial statements for 2002.

At the AGM, shareholders were asked to consider resolutions to:

o    adopt the Financial Statements for the fiscal year ended December 31, 2002;

o approve the appointment of Deloitte & Touche LLP as auditors to the Company until close of the next annual general meeting of the Company;

o    approve various specified amendments to the Company's Bye-Laws; and

o determine the number of directors, approve the election of directors, approve the appointment of any alternate directors, authorize the directors to appoint alternate directors as and when they deem fit and approve any fees payable to the directors.

Each resolution was passed by the requisite vote of the Company's shareholders at the AGM.

Attached and incorporated by reference in this Form 6-K are the following exhibits:



             Exhibit No                     Description
             __________          ____________________________________
             99.1                Chairman's Letter
             99.2                Notice of AGM
             99.3                Form of Proxy
             99.4                Financial Statements for 2002
             99.5                Chairman's Statement to Shareholders at the AGM

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.





                                By:  /s/ Stephen Grist
                                     ______________________________
                                     Name: Stephen Grist
                                     Title: Chief Financial Officer



Date: January 27, 2004

                                 EXHIBIT INDEX




             Exhibit No                     Description
             __________          ____________________________________
             99.1                Chairman's Letter
             99.2                Notice of AGM
             99.3                Form of Proxy
             99.4                Financial Statements for 2002
             99.5                Chairman's Statement to Shareholders at the AGM